UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

CREDIVALORES – CREDISERVICIOS S.A.

(Name of applicant)

Carrera 7 #76 – 35, 7th Floor
Bogotá, Colombia 110221
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Senior Secured Step-up Notes due 2029	$165,115,688

Approximate date of proposed public offering:
As soon as practicable following the Effective Date under the Prepackaged Plan of Reorganization of

Credivalores – Crediservicios S.A. pursuant to Chapter 11 of the Bankruptcy Code.

Name and Address of Agent for Service: Corporation Service Company 1180 Avenue of the Americas, Suite 210 New York, NY 10036	With a copy to: Michael L. Fitzgerald, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York, New York 10018 (212) 626-4460

CREDIVALORES – CREDISERVICIOS S.A. (the “Company”) hereby amends this Application for Qualification (the “Application”) on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

FORM T-3

GENERAL

1. General Information

Credivalores – Crediservicios S.A. is a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Colombia.

2. Securities Act Exemption Applicable

Pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated March 7, 2024 (as amended, supplemented and modified from time to time, the “Statement”), the Company entered into a Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”), whereby in exchange for their claims pursuant to the Company’s 8.875% Senior Notes due 2025 (the “Old Notes Claims”) holders of the Old Notes Claims will receive the Company’s Step-up Notes due 2029 (the “New Notes”). A copy of the Statement, including the Plan of Reorganization, is included as Exhibits T3E-1 through T3E-3 to this Application.

The New Notes will be issued pursuant to the form of indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which will be filed as Exhibit T3C-1 to this Application. See Section 4.4 (Provisions for Implementation of the Plan—Issuance of the New Notes) in the Plan of Reorganization. Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan of Reorganization.

No New Notes will be issued before the effective date of this Application.

The solicitation of acceptances from holders of the Old Notes Claims to the Plan of Reorganization was made in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Rule 144A and Regulation S thereunder, and the Company expects that the issuance of the New Notes under the Plan of Reorganization will be exempt from registration under the Securities Act by reason of the applicability of Bankruptcy Code Sections 1145(a)(1) and (2). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

AFFILIATIONS

3. Affiliates

Certain persons may be deemed to be affiliates of the Company by virtue of their current or anticipated holdings of voting securities of the Company. See Item 5 ˗ “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers

The names of all directors and executive officers of the Company as of the date of this Application are set forth below. The mailing address of each director and executive officer is c/o Credivalores – Crediservicios S.A., Carrera 7 #76 – 35, 7th Floor, Bogotá, Colombia 110221.

Credivalores – Crediservicios S.A.

Name	Position
Jaime Francisco Buriticá Leal	Chief Executive Officer

Gustavo Adrián Ferraro	Principal Member

Luis María Blaquier	Principal Member

José Miguel Knoell Ferrada	Principal Member

Carlos Eduardo Meza Guarnizo	Principal Member

Juan Manuel Trujillo Sánchez	Principal Member

Martin Kontarovsky	Principal Member

David Seinjet Neirus	Principal Member

5. Principal Owners of Voting Securities

The table below sets forth the name and complete mailing address, title of class owned, amount owned and percentage of voting securities owned for each person who owned 10% or more of the Company’s common shares, Series A preferred shares, Series B preferred shares, Series C preferred shares and Series D preferred shares as of May 31, 2024.

Shareholders	Common Shares	Series A Preferred Shares	Series B Preferred Shares	Series C Preferred Shares	Series D Preferred Shares	Total	Percentage of Voting Securities Owned
Crediholding S.A.S.(1)	1,642,121	-	-	-	-	1,642,121	20.59%
Lacrot Inversiones 2014 S.L.U.(2)	260,325	-	923,665	563,119	1,594,984	3,342,093	41.91%
ACON Consumer Finance Holdings, S. de R.L. and ACON Consumer Finance Holdings II, S.L.(3)	136,083	835,834	184,167	-	-	1,156,084	14.49%
Davalia Gestión de Activos S.L(4)	-	-	-	-	1,594,985	1,594,985	20.0%

(1)	The mailing address of such holder is Calle 6 3 71 Brr Jorge E Gaitan. Guachené, Cauca, Colombia.

(2)	The mailing address of such holder is Calle Hermosilla 11 4 28001, Madrid, Spain.

(3)	The mailing address of such holder is Calle Pinar, 7 - 5º Izquierda, Madrid, Spain.

(4)	The mailing address of such holder is Avda Doctor Arce, Num.14 28002 Madrid, Spain / Calle Alfonso Xii, 22 - 4 Iz Madrid, Spain.

UNDERWRITERS

6. Underwriters

(a) No person has acted as an underwriter of any securities of the Company within three years prior to the date of filing this Application.

(b) No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization

(a) The following table sets forth certain information with respect to each authorized class of securities of the Company as of May 31, 2024.

Title of Class	Number of Shares/Dollar Amount Authorized	Number of Shares/Dollar Amount Outstanding
Common Shares	2,038,529	2,038,529
Series A Preferred Shares	835,834	835,834
Series B Preferred Shares	1,107,832	1,107,832
Series C Preferred Shares	563,119	563,119
Series D Preferred Shares	3,189,969	3,189,969
Treasury Stock	239,640	239,640
8.875% Senior Notes due 2025	$300,000,000	$210,800,000

Upon consummation of the Plan of Reorganization, (i) the 8.875% Senior Notes due 2025 will be cancelled and (ii) the New Notes will be issued in accordance with the Plan of Reorganization. See Section 4.4 (Provisions for Implementation of the Plan—Issuance of the New Notes) and Section 4.6 (Provisions for Implementation of the Plan—Discharge from Old Notes, Instruments, Certificates, and Other Documents) in the Plan of Reorganization.

(b) Holders of the common shares and the Series A preferred shares, Series B preferred shares, Series C preferred shares, and Series D preferred shares are entitled to vote on all matters submitted to a vote of the stockholders. Each share of Series A, Series B and Series C preferred shares entitles its holders to the same number of votes per share as the common shares.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions

New Notes

The New Notes will be subject to the Indenture among the Company, The Bank of New York Mellon, as trustee (the “Trustee”), and the collateral agent, pursuant to the Plan of Reorganization. The following is a general description of certain provisions of such Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C.1 herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture, and references to “Indenture” under this “New Notes” heading refer to such form of indenture.

(a) Events of Default; Withholding of Notice of Default

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(1) default in the payment when due of the principal of or premium, if any, on any New Notes, including the failure to make a required payment to purchase New Notes tendered pursuant to an optional redemption, Change of Control Triggering Event Offer or an Asset Sale Offer;

(2) default for 30 days in the payment when due of interest or Additional Amounts, if any, on the New Notes;

(3) the failure to perform or comply with any of the provisions described under the “Merger, Consolidation or Sale of Assets” provisions of the Indenture;

(4) the failure by the Company or any Restricted Subsidiary to comply with any other covenant or agreement contained in the Indenture or in the New Notes for 30 days or more after written notice to the Company from the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding New Notes;

(5) default by the Company or any Restricted Subsidiary that is a Significant Subsidiary under any Indebtedness which:

(A) is caused by a failure to pay principal or premium, if any, or interest on such Indebtedness prior to the expiration of any applicable grace period provided in the instrument governing such Indebtedness on the date of such default; or

(B) results in the acceleration of such Indebtedness prior to its Stated Maturity;

and, in each case, the principal or accreted amount of Indebtedness at the relevant time, in the aggregate is equal or more than U.S.$10.0 million;

(6) failure by the Company or any Restricted Subsidiary that is a Significant Subsidiary to pay one or more final judgments against any of them, aggregating U.S.$10.0 million or more, which judgment(s) are not paid, discharged or stayed for a period of 60 days or more;

(7) a Bankruptcy Event of Default affecting the Company or any of its Restricted Subsidiaries that are Significant Subsidiaries;

(8) any Note Guarantee ceases to be in full force and effect, other than in accordance with the terms of the Indenture, or a Guarantor denies or disaffirms its obligations under its Note Guarantee; or

(9) any (A) breach by the Company or any Subsidiary party thereto of any representation or warranty set forth in the Collateral Documents, (B) default by the Company or any Subsidiary party thereto in the performance of any covenant set forth in the Collateral Documents or (C) repudiation by the Company or any Subsidiary party thereto of its obligations under the Collateral Documents or the unenforceability of any of the Collateral Documents against the Company or any Subsidiary party thereto for any reason, including the failure to enter into or execute any of the Collateral Documents within the allotted time period; provided, that any or all of the occurrences set forth in (A) through (C) taken together, relate to Collateral the aggregate value of which is in excess of $10.0 million ($5.0 million with respect to breaches and defaults specified in (A) or (B) that relate to the enforceability, perfection or priority of any security interest in Collateral or the existence of a Lien on Collateral other than a Collateral Permitted Lien or any repudiation specified in (C)); provided further, that solely in the case of (A) or (B) with respect to any breach or default that does not relate to the enforceability, perfection or priority of the security interest granted in Collateral or the existence of an Lien on Collateral other than a Collateral Permitted Lien, such breach or default remains uncured for a period of 30 days after notice is provided thereof by the Trustee or a holder of the New Notes.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, then the unpaid principal of (and premium, if any) and accrued and unpaid interest on all the New Notes shall become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding New Notes may declare the unpaid principal of (and premium, if any) and accrued and unpaid interest on all the New Notes to be immediately due and payable by notice in writing to the Company and the Trustee specifying the Event of Default.

Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then Outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on any New Note, the Trustee may withhold notice if and so long as its Trust Officer in good faith determines that withholding notice is in the interests of the Holders.

Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of New Notes unless such holders have offered to the Trustee reasonable security or indemnity against the costs, expenses (including reasonable attorneys’ fees and expenses) and liabilities that might be incurred by it in compliance with such request or direction. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a New Note may pursue any remedy with respect to the Indenture or the New Notes unless:

(1) such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2) Holders of at least 25% in aggregate principal amount of the then outstanding New Notes make a written request to the Trustee to pursue the remedy;

(3) such Holders of the New Notes provide to the Trustee indemnity satisfactory to it;

(4) the Trustee does not comply within 60 days; and

(5) during such 60 day period the Holders of a majority in principal amount of the outstanding New Notes do not give the Trustee a written direction which, in the opinion of the Trustee, is inconsistent with the request.

The Holders of a majority in aggregate principal amount of the then outstanding New Notes may, on behalf of the holders of all of the New Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the New Notes.

(b) Authentication and Delivery of New Notes; Application of Proceeds

The New Notes may be executed on behalf of the Company by any two of the following Officers of the Company: the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, the General Counsel, the Controller or the Secretary. The signature of these Officers on the New Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Note has been duly and validly authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by at least one Officer of the Company, authenticate the New Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Notes. An authenticating agent may authenticate the New Notes whenever the Trustee may do so unless limited by the appointment of such agent.

The New Notes will be issued to Holders of Old Notes Claims (as defined in the Plan of Reorganization) pursuant to the Plan of Reorganization. As a result, the Company will not realize any proceeds from such issuance.

(c) Release of Collateral

Upon the full and final payment and performance by the Company and any Guarantors of the Obligations under the New Notes, the indenture and the Collateral Documents will terminate and the Liens on all of the Collateral will be released.

(d) Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the New Notes, as expressly provided for therein) as to all New Notes issued thereunder, when:

(1) either:

(a) all the New Notes theretofore authenticated and delivered (except lost, stolen or destroyed New Notes which have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all New Notes not theretofore delivered to the Trustee for cancellation have become due and payable, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient without reinvestment to pay and discharge the entire Indebtedness on the New Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the New Notes to the date of deposit, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment of such New Notes;

(2) the Company has paid all other sums payable under this Indenture and the New Notes by the Company; and

(4) the Company has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants

Upon becoming aware of any Default or Event of Default, the Company shall deliver to the Trustee written notice of any event which would constitute a Default or an Event of Default, its status and what action the Company is taking or proposes to take in respect thereof. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous fiscal year.

9. Other Obligors

Not applicable.

CONTENTS OF APPLICATION FOR QUALIFICATION.

This application for qualification comprises:

(a) Pages numbered 1 to 9, consecutively (including an attached Exhibit Index).

(b) The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, as trustee under the Indenture to be qualified (filed herewith as Exhibit T3G).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee.

Exhibit	Description
T3B-1*	By-laws of Credivalores – Crediservicios S.A. (English Translation)
Exhibit T3C-1*	Form of Indenture governing the New Notes
Exhibit T3D	Not applicable
Exhibit T3E-1*	Offering Memorandum and Consent Solicitation Statement relating to the Prepackaged Plan of Reorganization of Credivalores – Crediservicios S.A., pursuant to Chapter 11 of the Bankruptcy Code
Exhibit T3E-2*	Annex A to the Statement — Information About the Company
Exhibit T3E-3*	Annex B to the Statement —Prepackaged Chapter 11 Plan of Reorganization
Exhibit T3E-4*	Press release dated February 7, 2024 - Credivalores announces that it will launch an exchange offer
Exhibit T3E-5*	Press release dated March 7, 2024 - Crediservicios S.A. Announces Offer to Exchange Any and All of its Outstanding 8.875% Senior Notes due 2025 For Its Senior Secured Step-up Notes due 2029 Fully Secured by Loan Portfolio
Exhibit T3E-6*	Press release dated March 8, 2024 - Credivalores finalizes the issuance of an offer for new Senior Secured Step-up Notes due 2029 backed by $168 million of loan portfolio
Exhibit T3E-7*	Press release dated April 4, 2024 - Crediservicios S.A. Announces Overwhelming Approval of Plan of Reorganization; Expiration of Exchange Offer
Exhibit T3E-8*	Press release dated May 16, 2024 - Credivalores proactively presented the plan to complete the exchange of its bonds maturing in 2025 at the United States Court in the Southern District of New York
Exhibit T3E-9*	Press release dated July 3, 2024 - Credivalores secures historic approval from New York Court for exchange of its 2025 Notes
Exhibit T3F-1*	Cross-reference sheet with respect to the New Notes Indenture
Exhibit T3G*	Form T-1 qualifying The Bank of New York Mellon as trustee under the Indenture to be qualified pursuant to this Form T-3

*	Filed herewith.

Signatures

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Credivalores – Crediservicios S.A., a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Colombia, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, in Bogotá, Colombia, on July 29, 2024.

Credivalores – Crediservicios S.A.

Date: July 29, 2024	By:	/s/ Jaime Francisco Buriticá Leal
	Name:	Jaime Francisco Buriticá Leal
	Title:	Chief Executive Officer